**Mercedes-Benz Auto Receivables Trust 2015-1**
**Investor Report**
Collection Period Ended        30-Apr-2016

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 10 | | | |
| Collection Period (from... to) | 1-Apr-2016 | 30-Apr-2016 | | |
| Determination Date | 12-May-2016 | | | |
| Record Date | 13-May-2016 | | | |
| Distribution Date | 16-May-2016 | | | |
| Interest Period of the Class A-1, A-2B Notes (from... to) | 15-Apr-2016 | 16-May-2016 | Actual/360 Days | 31 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Apr-2016 | 15-May-2016 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 369,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 323,000,000.00 | 272,211,368.01 | 247,968,457.99 | 24,242,910.01 | 75.055449 | 0.767704 |
| Class A-2B Notes | 215,000,000.00 | 181,193,325.45 | 165,056,403.93 | 16,136,921.53 | 75.055449 | 0.767704 |
| Class A-3 Notes | 441,580,000.00 | 441,580,000.00 | 441,580,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 157,000,000.00 | 157,000,000.00 | 157,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,505,580,000.00** | **1,051,984,693.46** | **1,011,604,861.92** | **40,379,831.54** | | |
| | | | | | | |
| Overcollateralization | 38,608,085.19 | 38,604,702.13 | 38,604,702.13 | | | |
| Adjusted Pool Balance | 1,544,188,085.19 | 1,090,589,395.59 | 1,050,209,564.05 | | | |
| Yield Supplement Overcollateralization Amount | 72,757,380.27 | 49,660,095.67 | 47,602,946.72 | | | |
| **Pool Balance** | **1,616,945,465.46** | **1,140,249,491.26** | **1,097,812,510.77** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,608,085.19 | 2.50% |
| Target Overcollateralization Amount | 38,604,702.13 | 2.50% |
| Current Overcollateralization Amount | 38,604,702.13 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.390000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 0.820000% | 186,011.10 | 0.575886 | 24,428,921.11 | 75.631335 |
| Class A-2B Notes | 0.702750% | 109,648.39 | 0.509993 | 16,246,569.92 | 75.565441 |
| Class A-3 Notes | 1.340000% | 493,097.67 | 1.116667 | 493,097.67 | 1.116667 |
| Class A-4 Notes | 1.750000% | 228,958.33 | 1.458333 | 228,958.33 | 1.458333 |
| **Total** | | **$1,017,715.49** | | **$41,397,547.03** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---:|---|---:|
| Principal Collections | 41,917,721.44 | (1) Total Servicing Fee | 950,207.91 |
| Interest Collections | 2,656,391.39 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 77,568.29 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 94,851.71 | (3) Interest Distributable Amount Class A Notes | 1,017,715.49 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 5,736.44 | (6) Regular Principal Distributable Amount | 40,379,831.54 |
| **Available Collections** | **44,752,269.27** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 2,404,514.33 |
| **Available Funds** | **44,752,269.27** | **Total Distribution** | **44,752,269.27** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 950,207.91 | 950,207.91 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 1,017,715.49 | 1,017,715.49 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 186,011.10 | 186,011.10 | 0.00 |
| thereof on Class A-2B Notes | 109,648.39 | 109,648.39 | 0.00 |
| thereof on Class A-3 Notes | 493,097.67 | 493,097.67 | 0.00 |
| thereof on Class A-4 Notes | 228,958.33 | 228,958.33 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 1,017,715.49 | 1,017,715.49 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 40,379,831.54 | 40,379,831.54 | 0.00 |
| Aggregate Principal Distributable Amount | 40,379,831.54 | 40,379,831.54 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,860,470.21 |
| Reserve Fund Amount - Beginning Balance | 3,860,470.21 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 491.81 |
| minus Net Investment Earnings | 491.81 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,860,470.21 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 491.81 |
| Net Investment Earnings on the Collection Account | 5,244.63 |
| Investment Earnings for the Collection Period | 5,736.44 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,616,945,465.46 | 51,910 |
| | | |
| Pool Balance beginning of Collection Period | 1.140.249.491.26 | 43.644 |
| Principal Collections | 26,811,307.76 | |
| Principal Collections attributable to Full Pay-offs | 15,106,413.68 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 519,259.05 | |
| Pool Balance end of Collection Period | 1,097,812,510.77 | 42,812 |
| Pool Factor | 67.89% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 2.83% | 2.82% |
| Weighted Average Number of Remaining Payments | 54.86 | 45.38 |
| Weighted Average Seasoning (months) | 10.12 | 20.22 |

Amounts in USD

## Delinquency Profile

| **Delinquency Profile (1)** | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 1,094,059,366.80 | 42,692 | 99.66% |
| 31-60 Days Delinquent | 2,367,914.50 | 84 | 0.22% |
| 61-90 Days Delinquent | 720,728.18 | 23 | 0.07% |
| 91-120 Days Delinquent | 664,501.29 | 13 | 0.06% |
| Total | 1,097,812,510.77 | 42,812 | 100.00% |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | **Current** | | **Cumulative** | |
|---|---|---|---|---|
| **Losses (1)** | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 519,259.05 | 16 | 3,028,708.36 | 84 |
| Principal Net Liquidation Proceeds | 77,134.71 | | 268,769.06 | |
| Principal Recoveries | 93,018.74 | | 1,025,671.32 | |
| Principal Net Loss / (Gain) | 349,105.60 | | 1,734,267.98 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.374% |
| Prior Collection Period | 0.057 % |
| Second Prior Collection Period | 0.418 % |
| Third Prior Collection Period | 0.267 % |
| Four Month Average | 0.279% |

**Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** 0.107%

**Average Net Loss / (Gain)** 20,646.05

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.